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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

        Under the Securities Exchange Act of 1934 (Amendment No.     )*

                         SAVOIR TECHNOLOGY GROUP, INC.
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                                (Name of Issuer)

                    COMMON STOCK, Par Value $.01 per share
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                        (Title of Class of Securities)

                                   958648107
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                                (CUSIP NUMBER)

                                JOHN M. HARKINS
                       INNOVATIVE BUSINESS SYSTEMS, INC.
                             4955 Corporate Drive
                          HUNTSVILLE, ALABAMA  35806
                                (205) 890-2000
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  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                WITH A COPY TO:
                            Elizabeth W. Abel, Esq.
                        Lanier Ford Shaver & Payne P.C.
                                P. O. Box 2087
                          Huntsville, Alabama  35804
                                (205) 535-1100

                                 June 5, 1998
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            (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box / /.

      Note:   Six copies of this statement, including all exhibits,  should  be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.  958648107
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      1     NAMES OF REPORTING  PERSONS.   I.R.S.  IDENTIFICATION NOS. OF ABOVE
            PERSONS (ENTITIES ONLY):    John M. Harkins
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      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                  a     /  /
                                                                  b     /  /
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      3     SEC USE ONLY
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      4     SOURCE OF FUNDS (SEE INSTRUCTIONS)                           00
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      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
            IS REQUIRED PURSUANT TO ITEM 2 (d) or 2 (e)                 /  /
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      6     CITIZENSHIP OR PLACE OF ORGANIZATION                 United States
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            NUMBER                7     SOLE VOTING POWER
            OF                          450,000 shares            (see Item 5)
            SHARES               ----------------------------------------------
            BENEFICIALLY          8     SHARED VOTING POWER
            OWNED                       NONE
            BY                   ----------------------------------------------
            EACH                  9     SOLE DISPOSITIVE POWER
            REPORTING                   450,000 shares            (see Item 5)
            PERSON               ----------------------------------------------
            WITH                 10     SHARED DISPOSITIVE POWER
                                        NONE
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      11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY
            EACH REPORTING PERSON                        450,000  (see Item 5)
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      12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                  /  /
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      13    PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)                        5.2%     (see Item 5)
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      14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                    IN
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
Item 1.  Security and Issuer.
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      The class of equity  securities  to  which  this statement relates is the common  stock,  par  value  $.01  per  share (the "Common  Stock"),  of  Savoir
Technology Group, Inc., a Delaware corporation  (the  "Issuer").   The Issuer's
principal executive offices are located at 254 East Hacienda Ave., Campbell, California 95008.

Item 2.  Identity and Background.
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      (a), (b), (c) and  (f).  The  person   filing  this  Schedule is  John M.
Harkins, an individual. Mr. Harkins' principal occupation is the President and Chief Executive Officer of Innovative Business Systems, Inc., an Alabama
corporation.    Mr.  Harkins'  business  address  is  4955   Corporate   Drive,
Huntsville, Alabama  35806.  Mr. Harkins is a citizen of the United States.

      (d) - (e). At no time during the last five years was Mr. Harkins convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
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      Mr. Harkins owned 50% of the capital stock  of  MCBA  Systems,  Inc.,  an
Alabama   corporation   ("MCBA").    Pursuant  to  an  Agreement  and  Plan  of
Reorganization  by  and  among  Savoir  Technology   Group,  Inc.,  a  Delaware
corporation and successor-in-interest to Western Micro Technology, Inc., a California corporation, STG Acquisition, Inc., a Delaware corporation and a wholly-owned subsidiary of the Issuer, MCBA, John M. Harkins and Michael N. Gunnells, dated as of November 22, 1997, and as amended by a First Amendment dated March 27, 1998, and a Second Amendment dated April 23, 1998 (filed as Exhibit A to the Issuer's Proxy Statement on Schedule 14A filed with the Commission on April 30, 1998), on June 6, 1998, the Issuer acquired from the two sole shareholders of MCBA all of MCBA's capital stock. As consideration for the acquisition of his capital stock in MCBA, Mr. Harkins received 450,000 newly issued shares of the Issuer (the "Stock"). Immediately upon issuance of the Stock, 23,573 of those shares were transferred to the Issuer in repayment of a loan made to MCBA on March 31, 1998. The number of shares received by Mr. Harkins on June 5, 1998, after such repayment were 426,427.
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Item 4.  Purpose of Transaction.
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      Mr. Harkins acquired beneficial ownership of the Stock for the purpose of investment.

      Except as set forth herein, Mr. Harkins has no present plans or proposals which relate to, or would result in: the acquisition by any person of additional securities of the Issuer, or disposition of securities of the
Issuer; an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; a change in the present board of directors or management of the Issuer, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; a material change in the present capitalization or dividend policy of the Issuer; or any other material change in the Issuer's business or corporate structure; a change in the Issuer's certificate of incorporation or bylaws or other actions which might impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.
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      (a)  Upon consummation of the  acquisition, Mr. Harkins became the direct owner of 450,000 shares of Common Stock representing 5.2% of the 8,697,302 issued and outstanding shares of Common Stock as of June 5, 1998.

      (b) Mr. Harkins will have the sole power to vote or direct the disposition of up to 450,000 shares of Common Stock.

      (c) Immediately upon issuance of the Stock, 23,573 of those shares were transferred to the Issuer in repayment of a loan made to MCBA on March 31, 1998. The number of shares received by Mr. Harkins on June 5, 1998, after such repayment were 426,427. No other transactions of Common Stock were effected by Mr. Harkins during the past 60 days.

      (d) No person other than Mr. Harkins has the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of the securities being reported herein.

      (e)  Not applicable.
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Item 6.  Contracts, Arrangements, Understandings or Relationships  with Respect to Securities of the Issuer.
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         Not applicable.

Item 7.  Materials To Be Filed as Exhibits.
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         Not applicable.

                                   SIGNATURE
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      After  reasonable  inquiry and to the best of my knowledge and belief,  I certify that the information set forth in this statement is true, complete and correct.

Dated: June 11, 1998


                                    John M. Harkins
                                    __________________________________
                                    John M. Harkins